Exhibit 4.21

SUPPLEMENTAL LETTER

To:	Tsakos Energy Navigation Limited
Mintflower Place 2nd Floor 8 Par-la-Ville Road Hamilton HM08 Bermuda

7 October 2002

Dear Sirs

Loan Agreement dated 14 August 2002 made between (i) Tsakos Energy Navigation Limited (the “Borrower”), (ii) the banks and financial institutions listed in Part A of Schedule 1 as Lenders, (iii) Deutsche Schiffsbank AG as Swap Bank, (iv) Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as Arrangers and (v) Deutsche Schiffsbank AG as Agent and as Security Trustee.

We refer to the Loan Agreement. Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter.

Following discussions with the Lenders, it is proposed that the Loan Agreement and the Finance Documents shall be amended (with effect from the date on which you sign the acknowledgement to this letter confirming your agreement to the terms hereof) as follows:

(a)	by construing throughout all references to “this Agreement” (in the Loan Agreement) and the “Loan Agreement” (in the other Finance Documents) as if such references were to the Loan Agreement as amended by this letter;

(b)	by deleting all references to the registered office of the Borrower being at “Commercial Bank Building, 44 Church Street, Hamilton HM12, Bermuda” and replacing the same with “Mintflower Place, 2nd Floor, 8 Par-la-Ville Road, Hamilton HM08, Bermuda”;

(c)	by deleting in clause 8.1(b)(ii)(D) thereof the figure “8.5” and replacing it with “8.6”;

(d)	by adding in the second line of paragraph (b) of the definition “Liquid Assets” in clause 12.5 thereof after the word “currency” the words “acceptable to the Lenders (being, for the purpose of this Agreement, Dollars, Japanese Yen, Swiss Francs or the lawful currency, from time to time in any country which is a member of the European Union);”; and

(e)	by deleting the word “that” when it appears for the second time in the first line of clause 14.5 thereof and replacing it with the word “no”.

It is also proposed that the Master Agreement shall be amended (with effect from the date on which you sign the acknowledgement to this letter confirming your agreement to the terms hereof) so that all references in the Master Agreement to “Security Documents” shall be read and construed as references to “Finance Documents” and by construing all references to “this Agreement” (in the Master Agreement) and “the Master Agreement” (in the Finance Documents) as if such references were to the Master Agreement as amended by this letter.

The terms of this letter shall be governed by English law. All remaining provisions of the Loan Agreement, the Master Agreement and the Finance Documents shall remain in full force and effect.

Yours faithfully

/s/ JONATHAN CAMPBELL

for and on behalf of

Deutsche Schiffsbank AG

(in its capacity as agent and security trustee for the Creditor Parties)

We hereby acknowledge receipt of the above letter and confirm our agreement to the terms hereof.

/s/ GEORGE PALEOKRASSAS

for and on behalf of

Tsakos Energy Navigation Limited

Date: 7 October 2002

We hereby confirm and acknowledge that we have read and understood the terms and conditions of the above letter and agree in all respect to the same and confirm that the Finance Documents to which we are a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Loan Agreement.

for and on behalf of Juliet Shipping Company Limited	for and on behalf of Rigoletto Shipping Company Limited

for and on behalf of Figaro Shipping Company Limited	for and on behalf of Bosphorus Shipping Company Limited

Date:    October 2002

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